Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

A registration statement on Form F-80 is expected to be filed by HUSKY ENERGY INC.

October 1, 2018, Husky Energy Inc. (“Husky”) has used or made available the following communications:

Exhibit 1.	Press Release which was issued by Husky on Sunday, September 30, 2018;

Exhibit 2.	Letter to the Chairman of MEG Energy Corp., dated September 30, 2018, which was first made available on Husky’s website on October 1, 2018;

Exhibit 3.	Slides used in connection with a conference call presentation which were first made available on Husky’s website on October 1, 2018;

Exhibit 4.	Statements placed on Husky’s website on October 1, 2018.

NOTICE TO U.S. HOLDERS

Husky intends to make the offer and sale of Husky’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of MEG Energy Corp. and to issue securities of Husky will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

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Exhibit 1

NEWS RELEASE Clagary, Alberta September 30, 2018

Husky Energy Proposes to Acquire MEG Energy for $11 per Share in Cash and Shares in Transaction Valued at $6.4 Billion

Delivers immediate 44% premium for MEG shareholders

Opportunity to participate in Husky’s dividend, currently yielding 2.2%, with potential for future increases

Accretive to Husky’s free cash flow, funds from operations and earnings while maintaining Husky’s strong balance sheet and low-risk profile

Expected $200 million in identified annual financial, operational and other synergies

Transaction will immediately deliver – and exceed – MEG’s announced Vision 2020 financial targets

Better prospects for share price performance, given increased scale and enhanced financial profile

Opportunity for employees to benefit from enhanced growth and development as part of a stronger, combined Canadian company

Husky intends to commence a takeover bid to bring offer directly to MEG shareholders

Husky to host conference call on Monday, October 1, 2018 at 6 a.m. MT (8 a.m. ET)

Husky Energy Inc. (TSX:HSE) (“Husky” or the “Company”) today announced a proposal to acquire all of the outstanding shares of MEG Energy Corp. (TSX:MEG) (“MEG”) for implied total equity consideration of approximately $3.3 billion. This proposal values MEG at an implied total enterprise value of $6.4 billion, including the assumption of approximately $3.1 billion of net debt.

Under the terms of Husky’s proposal, each MEG shareholder will have the option to choose to receive consideration per MEG share of $11 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The share exchange ratio has been calculated based on Husky’s closing share price of $22.68 as of Friday, September 28, 2018, the last trading day prior to this proposal, implying a mix of $3.21 in cash plus 0.344 of a Husky share per MEG share on a fully pro-rated basis.

Husky’s proposal delivers an immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of Friday, September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date.

Together Husky and MEG will create a stronger Canadian energy company, headquartered in Calgary, Alberta. The transaction will be accretive to Husky’s free cash flow, funds from operations, earnings and production on a per share basis.

The combined company will have total Upstream production of more than 410,000 barrels of oil equivalent per day (boe/day) and Downstream refining and upgrading capacity of approximately 400,000 barrels per day (bbls/day), providing for increased free cash flow per share, production growth and a basis for potential future dividend increases.

“Husky is confident the proposed transaction is in the best interests of Husky and MEG shareholders, employees and stakeholders,” said CEO Rob Peabody. “However, to date, the MEG Board of Directors has refused to engage in a discussion on the merits of a transaction, giving us no option but to bring this offer directly to MEG shareholders.”

Husky Energy is Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE.

huskyenergy.com

While Husky remains prepared to engage in discussions with MEG’s Board of Directors to complete the transaction expeditiously for the benefit of MEG shareholders, it intends to commence an offer directly to MEG shareholders by way of a takeover bid so they can determine the future of their investment.

“Husky continues to deliver on our five-year plan – maintaining a strong balance sheet while reducing our cost structure, increasing our production and margins and improving our ability to generate free cash flow – we are uniquely positioned to deliver strong value to MEG shareholders,” said Peabody.

“Along our Integrated Corridor business, the physical integration of our Upstream and Downstream operations, including our committed pipeline capacity, shield us from location and quality differentials. In the Offshore business, our fixed-price contracts in Asia and high-netback Atlantic production provide for additional stability in funds from operations.”

Husky currently has more than 6,000 employees and contractors, plus an additional 2,400 skilled tradespeople working on maintenance and construction projects. The transaction will result in a stronger combined technical and operating team that can apply its expertise across a larger asset base.

The combined company will be an innovation leader in carbon capture and storage, energy efficiency, enhanced SAGD and diluent reduction technology, with greater opportunities to invest in advanced technologies that reduce CO2 emissions.

“We recognize the significant capabilities of MEG’s talented team,” added Peabody. “We believe MEG and Husky employees will benefit from substantial opportunities for growth and development as part of a stronger, combined Canadian company.”

In a time of increased market uncertainty, Husky believes the combined company will have an improved opportunity to accelerate new projects in Canada compared to two separate entities.

Now in its 80th year, Husky maintains a strong commitment to Alberta and to Canada, and the communities in which it operates. Husky is one of Canada’s largest private sector investors, with planned Canadian capital expenditures of more than $12 billion over its existing five-year plan. Ongoing investments include the West White Rose Project currently under construction in Newfoundland and Labrador, and a growing thermal program in Saskatchewan and Alberta.

STRATEGIC AND FINANCIAL BENEFITS

•	Premium to Market Price

•	44% premium to the 10-day volume-weighted average share price of MEG on Friday, September 28, 2018.

•	37% premium over MEG’s closing price of $8.03 on Friday, September 28, 2018.

•	Enhanced Shareholder Return Proposition With Lower Risk

•	Husky’s strong balance sheet will allow for more free cash flow to be directed towards cash returns to shareholders and growth investments.

•	MEG shareholders will benefit from investment-grade credit ratings and a lower cost of capital.

•	MEG shareholders will participate in Husky’s dividend yield, which is currently 2.2%, with potential for future increases as free cash flow improves.

•	Physical Integration, Expanded Market Access and High-Netback Offshore Operations Provide Stability in Funds From Operations

•	MEG is currently highly exposed to discounted heavy oil prices.

•	Husky’s pipeline network and refineries in Canada and the U.S. provide for more steady generation of funds from operations and protection from location and quality differentials.

•	MEG shareholders will gain exposure to Husky’s high-netback Offshore business and fixed-price contracts, providing more stability in funds from operations.

2 HUSKY ENERGY INC.

•	$200 Million Per Year in Near-Term, Realizable Synergies

•	$100 million per year of expected financial synergies, including debt refinancing with more favourable terms.

•	$70 million per year of expected operational synergies, including additional margin capture through Husky’s Midstream and Downstream infrastructure and transportation commitments.

•	$30 million per year in other expected synergies, including reduction in combined corporate overhead and procurement savings.

•

Longer-term synergies include optimization of the combined capital spending program, deployment of technologies across the combined organization, combining best practices and operating expertise across a much larger asset base, and future investments to enhance Downstream integration.

•	Immediately Achieves and Exceeds MEG’s Announced 2020 Financial Targets

•	Optimize balance sheet: Expected 2019 net debt to EBITDA of less than 1.0 times, vs. MEG target of 2-3 times by 2020.

•	Advance technologies: A combined company can invest in a larger portfolio of technologies that can be applied across a much larger asset base.

•	Enhance business sustainability: The combined company will have a lower earnings break-even price of $40 per barrel US WTI and provide greater stability of free cash flow.

•	Maximize revenue per barrel: Husky’s integrated operations and expanded market access results in greater value capture and reduced exposure to differential volatility.

•	Generate free cash flow: The combined company will immediately generate free cash flow, which can be used for returns to shareholders and growth investments.

•	Significant Upside Through Stronger Combined Platform for Shareholder Value Creation

•	Despite having top quality assets and demonstrated production growth, MEG has failed to deliver value to shareholders.

•

The combined company will continue to create value as one of the top three Canadian thermal bitumen producers as it continues to advance its portfolio of high quality, high-netback thermal projects. Additionally, it will have significant refining capacity, pipeline transportation, storage and logistical assets, which help to shield it from location and quality differentials and support growth.

ACCRETIVE TO HUSKY ON ALL METRICS AT STRIP PRICING

Metrics[1]	Combined 2019F2	2019F Accretion/Share[2]	2020F+ Accretion/Share
Funds from operations (FFO)[3]	>$6 billion	0-5%	5-10%
Free cash flow[3]	>$1.5 billion	0-5%	10-15%
Upstream production	>410 mboe/day	15-20%	15-20%
Earnings break-even	$40/bbl
Net debt to FFO[3]	~1.0x

[1]	At Strip as of September 25, 2018: In 2019, WTI of $70.50 US/bbl and WTI-WCS differential of $26.26 US/bbl; In 2020, WTI of $66.45 US/bbl and WTI-WCS differential of $25.43 US/bbl.
[2]	Includes transaction and other one-time costs and assumes 50% of realizable annual synergies in 2019.
[3]	Non-GAAP measures; refer to advisory.

APPROVALS

The proposal has been unanimously approved by Husky’s Board of Directors. It is not subject to any due diligence, financing or Husky shareholder approval conditions. Husky expects that the proposed transaction will be completed in the first quarter of 2019, subject to receipt of all necessary regulatory approvals, including under the Investment Canada Act and the Competition Act.

3 HUSKY ENERGY INC.

OFFER DETAILS

Full details of the Offer will be set out in the formal bid circular, which is expected to be filed on Tuesday, October 2, 2018 with the Canadian securities regulators, a copy of which will then be available at www.sedar.com. The Offer will be open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019.

The Offer will be subject to certain conditions, including that the MEG shares tendered under the Offer constitute more than 66 2/3 percent of the shares of MEG then outstanding, on a fully-diluted basis. The Offer will also be conditional upon receipt of all necessary regulatory approvals, confirmation that the MEG shareholder rights plan will not adversely affect the Offer, no material adverse effect at MEG, and other customary conditions. The Offer will not be subject to any financing conditions, and the cash component of the Offer will be financed through Husky’s existing cash resources.

Copies of the Offer, once filed, will be available upon request made to Husky’s Senior Vice President, General Counsel & Secretary at 707 8th Avenue S.W. Calgary, Alberta, T2P 1H5, or telephone 403-298-6111.

ADVISORS

Goldman Sachs Canada Inc. is acting as financial advisor and Osler, Hoskin & Harcourt LLP is acting as lead legal advisor to Husky.

CONFERENCE CALL

Husky will host a conference call to discuss its proposal on Monday, October 1, 2018 at 8 a.m. ET (6 a.m. MT).

To listen live:	To listen to a recording (after 9 a.m. ET on Monday, Oct. 1)

Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340	Canada and U.S. Toll Free: 1-800-319-6413 Outside Canada and U.S.: 1-604-638-9010 Passcode: 2633 Duration: Available until November 1, 2018 Audio webcast: Available for 90 days at huskyenergy.com

ADDITIONAL INFORMATION

Husky’s letter to MEG’s Board Chair and the MEG Offer presentation will be posted at huskyenergy.com/bettertogether on Monday, October 1, 2018 at 6 a.m. ET (4 a.m. MT).

D.F. King has been retained as Information Agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-800-761-6707

Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133

Email: inquiries@dfking.com

Investor Relations Team:

Todd McBride

587-774-5923

Jon Gorrie

403-298-7436

4 HUSKY ENERGY INC.

Media Inquiries:

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

NO OFFER OR SOLICITATION

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of the Company will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company intends to make the offer and sale of the Company’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403- 298-6111.

The Company is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the Offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

5 HUSKY ENERGY INC.

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward- looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the Company’s intention to commence a take-over bid in respect of the offer; the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG; the expected timing of completion of the transaction; potential future dividend increases; the expected timing of filing the takeover bid circular; and the Company’s expected capital expenditures over the five-year plan.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

6 HUSKY ENERGY INC.

NON-GAAP MEASURES

This news release contains references to the terms “total enterprise value”, “net debt”, “free cash flow”, “funds from operations”, “net debt to EBITDA” and “net debt to funds from operations”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity.

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares and preferred shares at a specific date, adding total debt and subtracting cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios.

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate financial strength.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Net debt to EBITDA is a non-GAAP measure that equals net debt divided by EBITDA. EBITDA equals net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net debt to EBITDA is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

Net debt to funds from operations is a non-GAAP measure that equals net debt divided by funds from operations. Net debt to funds from operations is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

DISCLOSURE OF OIL AND GAS INFORMATION

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

The Company uses the term “earnings break-even oil price” in this news release. Earnings break-even oil price reflects the estimated WTI oil price per barrel priced in US dollars for 2019 required in order to generate a net income of Cdn $0 over a 12-month period ending December 31. This estimate is based on holding several variables constant throughout the applicable 12-month period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of Downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Earnings break-even is used to assess the impact of changes in WTI oil prices on the net income of the Company and could impact future investment decisions. Actual results may differ materially. See “Forward-Looking Statements” above.

All currency is expressed in this news release in Canadian dollars unless otherwise indicated.

7 HUSKY ENERGY INC.

Exhibit 2

707 – 8th Avenue S.W. Box 6525, Station D Calgary, AB T2P 3G7	Robert J. Peabody President & CEO Husky Energy Inc. Tel: 403-298-6766 E-mail: Rob.Peabody@huskyenergy.com

Sunday, September 30, 2018

Jeffrey J. McCaig, Chairman

MEG Energy Corp.

600 – 3 Avenue S.W.

Calgary, Alberta, Canada

T2P 0G5

CC: Derek Evans, President and Chief Executive Officer, MEG Energy Corp.

Dear Jeff,

As you are aware, Husky has attempted to engage respectfully with MEG regarding a business combination that would provide immediate value to your shareholders and yield significant benefits for stakeholders of both companies, including employees and the communities where we work.

Regrettably, you declined the proposal presented in August.

As such, we feel obliged to make an offer public later today so MEG shareholders can directly decide the future of their investment.

Under the terms of Husky’s offer, each MEG shareholder will have the option to choose to receive consideration per MEG share of $11 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The share exchange ratio has been calculated based on Husky’s closing share price of $22.68 as of Friday, September 28, 2018, the last trading day prior to this proposal, implying a mix of $3.21 in cash plus 0.344 Husky shares per MEG share on a fully pro-rated basis.

Husky believes that the offer represents a compelling return proposition for MEG shareholders to maximize the value of their investment through a combined Canadian energy company with a strong balance sheet, an integrated business model and a rich portfolio of lower cost, higher margin projects – all of which contribute to substantially more funds from operations and free cash flow with much greater stability.

Husky’s full and fair offer delivers:

•

An immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of Friday, September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date.

•	Implied total equity consideration of approximately $3.3 billion. This represents an implied total enterprise value of $6.4 billion, including the assumption of approximately $3.1 billion of net debt.

•	A combined company providing substantially more free cash flow per share while maintaining Husky’s strong balance sheet, low risk profile and greater stability in funds from operations.

•	$200 million per year in estimated near-term realizable synergies that will contribute directly to increasing free cash flow.

•	An opportunity for employees to benefit from enhanced growth and development as part of a stronger, combined Canadian energy company.

Creating a More Competitive, Financially Strong Industry Leader

The combined company will have a much stronger financial outlook than MEG can achieve on its own, with improved free cash flow generation from the integration of MEG and Husky assets and re-financing MEG’s debt. Additionally, Husky’s strong balance sheet, reduced cost structure and investment-grade credit rating will allow your shareholders to own, and your employees to work at, a company with a significantly stronger financial position. Through Husky’s low sustaining capital business model, we will have increased ability to return cash to MEG shareholders through a cash dividend and to reinvest in a low cost, higher margin portfolio of opportunities to further accelerate growth. Additionally, with lower leverage, enhanced scale and portfolio diversity, our business will be protected from commodity downturns and differentials, enabling us to limit volatility and to continue growth throughout industry cycles.

Building Momentum

Husky’s five-year plan to build production and increase resilience across market cycles is improving our earnings, funds from operations and free cash flow. We have transformed our asset base to focus on lower cost, higher margin production, improved market access, and value chain opportunities, including our rich portfolio of thermal assets and Downstream operations. As a result, our strengthened balance sheet and increased financial flexibility is providing for increased investment in projects such as thermal developments and high-netback offshore production in the Asia Pacific and Atlantic regions.

These improvements have clearly increased shareholder value. In Q2 2018, Husky delivered net earnings of $448 million and generated funds from operations of $1.2 billion, a year-over-year increase in funds from operations of 69 percent. Free cash flow was $500 million, with a capital spend of just $708 million. Our share price has increased 23% percent year to date. Demonstrating further confidence in our progress, in July we also increased our dividend to $0.125 per share.

Committed to Canada

We appreciate that MEG, like Husky, takes pride in its Canadian roots and its engagement and support of local communities. Now in its 80th year, Husky currently has more than 6,000 employees and contractors, plus an additional 2,400 skilled tradespeople working on maintenance and construction projects. We have great respect for the MEG team, and this proposal provides MEG employees the opportunity to benefit from a stronger, combined Canadian company headquartered in Calgary.

Clear Pathway to Completion

Husky remains prepared to engage in discussions with MEG’s Board of Directors to expeditiously complete a negotiated transaction. The proposal has been unanimously approved by Husky’s Board of Directors, and will not be subject to any due diligence, financing or Husky shareholder approval conditions. We expect it will be completed in the first quarter of 2019, subject to receipt of all necessary regulatory approvals, including under the Investment Canada Act and the Competition Act.

Ready to Engage, Committed to a Transaction

It remains our strong desire to work collaboratively with you to complete a transaction. We and our advisers, Goldman Sachs Canada Inc., and Osler Hoskin & Harcourt LLP, are prepared to engage immediately. This letter does not constitute a binding obligation or commitment of either company to proceed with any transaction. No such obligations will in any event be imposed on either party unless and until a mutually acceptable definitive agreement is formally entered into by both parties.

In closing, we are confident your shareholders will strongly support the substantial value we are offering. We trust you and your Board will carefully evaluate this compelling opportunity.

I look forward to engaging in discussions with you as soon as possible.

Sincerely,

Robert J. Peabody

President and Chief Executive Officer

Husky Energy Inc.

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company intends to make the offer and sale of the Company’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this letter are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this letter are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this letter include, but are not limited to, references to: the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG; and the expected timing of completion of the transaction.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this letter are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This letter contains references to the terms “total enterprise value”, “net debt”, “free cash flow” and “funds from operations”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity.

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares and preferred shares at a specific date, adding total debt and subtracting cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of a company and as an input to calculate financial ratios.

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate financial strength.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

The following table shows the reconciliation of net earnings to funds from operations and free cash flow for the period indicated:

($ millions)	Three Months Ended June 30, 2018
Net earnings (loss)	448
Items not affecting cash:
Accretion	25
Depletion, depreciation, amortization and impairment	639
Exploration and evaluation expenses	7
Deferred income taxes	138
Foreign exchange loss (gain)	(2)
Stock-based compensation	33
Loss (gain) on sale of assets	—
Unrealized mark to market loss (gain)	(26)
Share of equity investment gain	(26)
Other	19
Settlement of asset retirement obligations	(22)
Deferred revenue	(25)
Distribution from joint ventures	—
Change in non-cash working capital	(199)

Cash flow - operating activities	1,009
Change in non-cash working capital	199

Funds from operations	1,208

Capital expenditures	(708)
Investment in joint ventures	—

Free cash flow	500

All currency is expressed in this letter in Canadian dollars unless otherwise indicated.

Exhibit 3

Husky Energy
Better Together
Proposed Acquisition of MEG Energy
Conference Call Presentation
October 1, 2018

Value Creation Opportunity For All Shareholders
Better Together
Benefits to MEG Shareholders
44% premium over MEG’s 10-day volume-weighted average share price of $7.62 per share as of Friday, September 28, 2018
Enhanced shareholder return proposition with lower risk
Provides immediate free cash flow for return to shareholders and growth investment
Participation in Husky’s current 2.2%1 dividend yield, with expectations of higher future dividend payouts as free cash flow increases
Physical integration, expanded market access and exposure to high netback offshore operations improves stability of funds from operations
Expected $200 million per year in near-term realizable synergies
Immediately achieves – and exceeds – MEG’s announced 2020 financial targets Benefits to Husky Shareholders
Accretive on per-share metrics in five-year plan:
Free cash flow2
Funds from operations3
Production
Accelerates delivery of five-year plan targets set out at Husky’s May 2018 Investor Day
Stronger and more stable free cash flow profile, supporting both growth investments and higher dividend payouts to shareholders
Maintains strong balance sheet and investment-grade credit ratings
Better prospects for share price performance given the increased scale and enhanced financial profile
1, 2 and 3 See Slide Notes and Advisories

Proposed Combination With MEG
Better Together
Transaction
Acquisition of all outstanding common shares of MEG
Enterprise value of $6.4 billion, including the assumption of approximately $3.1 billion of net debt1
Acquisition price of $11.00 per MEG share represents a substantial:
44% premium to MEG 10-day volume-weighted average share price of $7.622
37% premium to MEG share price of $8.03 on Friday, September 28, 2018 Consideration
MEG shareholders will have the option to choose to receive consideration per MEG share of:
$11.00 in cash; or
0.485 of a Husky share
Subject to maximum aggregate cash consideration of $1.0 billion and a maximum aggregate number of Husky shares issued of approximately 107 million
Implies a mix of $3.21 in cash plus 0.344 of a Husky share per MEG share on a fully pro-rated basis Conditions & Timing
The Offer will be open for acceptance until 5 p.m. ET (3 p.m. MT) on Wednesday, January 16, 2019
The transaction is expected to be completed in Q1 2019
Subject to customary conditions including regulatory approvals and a 66 2/3% minimum tender condition
1 and 2 see slide Notes and Advisories

MEG Has Quality Assets and Capabilities But . . .
Strong Historical Production Growth2
High Quality Assets
Christina Lake is a top quality asset
100 mbbls/day exit production rate1
Current steam-oil ratio of 2.2x1
Regulatory approval in place for 210 mbbls/day1
Pipeline access to Gulf Coast
Surmont, May River and other growth opportunities
Well-Regarded Operational Capabilities
500+ employees1
Early technology adopter
Low-cost operator

1 and 2 See Slide Notes and Advisories

. . . MEG Has Failed To Create Shareholder Value
Historical Total Shareholder Returns (TSR)1
TSR Since July 2010 MEG IPO1
TSR January 2017 to September 20181
1 See Slide Notes and Advisories

MEG Has Limited Financial Flexibility
MEG’s High Debt Burden
Significant Leverage
MEG’s Net Debt Larger
Than its Market Capitalization1
High Debt Metrics
>5.0x
Forecast 2018F Year End Net Debt / LTM EBITDA2,3
High Servicing Costs
$10.02/bbl
Net Finance Expense (H1 2018)2,4
Below Investment Grade Rating
B3 BB-
Moody’s S&P
B
Fitch
1, 2, 3 and 4 See Slide Notes and Advisories

MEG Exposed To Heavy Oil Differentials
Majority of MEG’s production remains exposed to Canadian heavy oil differentials
Outlook for heavy oil differentials remains wide, with further risks associated with new IMO sulphur limits in 2020
Firm transportation capacity does not fully cover upstream production and volumes are subject to apportionment
No upgrading or refining capacity
% of Blend Sales Exposed to Canadian Heavy Oil Differentials
(Q2 2018)1
1 See Slide Notes and Advisories

Deal Delivers MEG’s Financial Targets – TODAY
. . . Plus Much More
MEG’s Five Strategic Priorities to Build a Sustainable Business by 20201
Optimize Balance Sheet
2-3x net debt/EBITDA
Advance Technologies
Lower SOR, minimized operating costs and lower capital intensity
Enhance Business Sustainability
Further cash cost reduction of $3/bbl and strong environmental performance
Maximize Revenue Per Barrel
Capacity to ship 2/3 of blend sales to Gulf Coast market and flexible rail strategy
Generate Free Cash Flow
Offers flexible growth plan that is responsive to market conditions
Achieved Through Combination
Expected investment-grade credit ratings 2019F net debt/EBITDA expected to be <1x
Larger technology portfolio Ability to deploy technology across a much larger resource base
Combined entity expects to have a corporate earnings break-even2 at $40/bbl US WTI
Greater margin capture through Downstream while reducing exposure to differential volatility
Husky delivers strong free cash flow profile Expected synergies of $200M/year of additional FCF
1 and 2 See Slide Notes and Advisories

Combination Enhances Husky’s Value Proposition
Better Together: Resilient and Well Positioned to Capture Upside
Acquisition meets Husky’s return thresholds
Opportunity to invest in MEG’s brownfield and greenfield growth projects as market conditions permit
Increased free cash flow allows for greater reinvestment and potential for future dividend increases
MEG’s low-cost production and Husky’s integrated business maximizes margin capture
Combined entity expects to have a corporate earnings break-even at $40/bbl US WTI
Near-term realizable synergies expected to deliver $200M per year of additional free cash flow
5-10%1 accretive to Husky’s 2020 funds from operations per share and 10-15%1 accretive to free cash flow per share
Returns-Focused Growth
Re-Investment and Dividend
Growing Funds From Operations and Free Cash Flow
Improving Cost Structure and Margin Capture
1 See Slide Notes and Advisories

Combined Top-Tier, High Netback Thermal Projects
Better Together
Generating The Highest Cash Flow Per Barrel from Thermal Projects1
2017 Bitumen Operating Netbacks3 ($/bbl)
Top 3
Canadian Thermal Producer
2.9x SOR
(portfolio average)
240 mbbls/day
Thermal Bitumen Production (2019F)
~$9
Operating Costs/bbl
(portfolio average)
~$6-7
Sustaining Capital/bbl2
(portfolio average)
1, 2 and 3 See Slide Notes and Advisories

Long-Life Thermal Production1 Cost Structure2
Long Life Thermal Production, % of Total Proportion of Production Below $11/boe Operating Cost
43% 21% Current Thermal 66%
FY 2014 Production 1H 2018 Production
Deal Increases Long-Life Production, Lowers Costs
Better Together
57% Combined Thermal 76%
2019F Combined Production: >410 mboe/day
1 and 2 See Slide Notes and Advisories

Realizing Full Benefits From Integration
Better Together
>90% Downstream Coverage1 (End 2020F) Combined Midstream and Downstream Network
~400
mbbls/day
Combined 2020F Heavy Blend Sales
Volumes
375
mbbls/day
Combined Heavy Processing and Firm Transport Capacity
• Highly integrated: combined 375 mbbls/day of heavy oil refining, upgrading and transport capacity and 7.2 million barrels of combined storage capacity in Western Canada and PADD II
• Integration materially mitigates risk of differentials for heavy oil in Western Canada
• Several Downstream projects under way to further enhance margin capture
1 See Slide Notes and Advisories

Synergies Drive Stronger Free Cash Flow
Better Together
Near-Term Realizable Synergies
Annual Impact to Free Cash Flow
Debt refinancing
Financial $100M
Other financial synergies
Additional margin capture through Husky’s Midstream and Downstream infrastructure and transportation commitments
Operational
Reduction in combined corporate overheads $70M
Other $30M
Procurement savings
Total Annual Near-Term Synergies
$200M
Long-Term Synergies
Capital spending optimization Combined best practice operating expertise
Investments to enhance Downstream integration Broader technology deployment

Accretive To Husky On All Metrics At Strip Pricing
Better Together
Metrics1 Combined 2019F2 2019F Accretion/Share2 2020F+ Accretion/Share
Funds from operations3 >$6 billion 0-5% 5-10%
Free cash flow3 >$1.5 billion 0-5% 10-15%
Upstream production >410 mboe/day 15-20% 15-20%
Earnings break-even $40/bbl US WTI
Net debt to FFO3 ~1.0x
1At Strip as of September 25, 2018: In 2019, WTI of $70.50 US/bbl and WTI-WCS differential of $26.26 US/bbl; In 2020, WTI of $66.45 US/bbl and WTI-WCS differential of $25.43 US/bbl. 2Includes transaction and other one-time costs and assumes 50% of realizable annual synergies in 2019.
3Non-GAAP measures; refer to advisory.
1 See Slide Notes and Advisories 14

Stronger Company Creates More Investments, Jobs
Better Together: Strengthening Communities, Improving Environmental Stewardship

•	A stronger, more competitive Canadian company with the ability to accelerate investments, including investments in leading technology
•	Bringing together two companies with an enduring commitment to safe, responsible operations
•	Opportunity for employees to benefit from enhanced growth and development
•	Actively working to mitigate and further reduce our environmental footprint, including responsible air, land and water stewardship

Process

Circular expected to be filed Tuesday, October 2, 2018
The Offer will be open for acceptance until 5 p.m. ET (3 p.m. MT) on Wednesday, January 16, 2019
Registered MEG shareholders wanting to benefit from the Offer must complete and deliver Letter of Transmittal and share certificates to Depositary
Beneficial (i.e. non-registered) MEG shareholders must contact their broker, financial institution or other entity that holds their Shares to tender to the Offer
Husky contact information
Email: investor.relations@huskyenergy.com
Website: www.huskyenergy.com/bettertogether

Better Together – A Compelling Proposal
Creates A Stronger, Combined Canadian Energy Company
Immediate 44% premium for MEG shareholders
Shareholders who receive Husky shares can expect higher dividend payouts and higher total returns than standalone MEG can deliver today
Better prospects for share price performance given the increased scale and enhanced financial profile
Accretive to free cash flow, funds from operations and earnings while maintaining Husky’s strong balance sheet, investment-grade credit ratings and low-risk profile
Expected $200 million per year in near-term realizable synergies
Transaction will immediately deliver – and exceed – MEG’s announced 2020 financial targets
Opportunity for employees to benefit from enhanced growth and development as part of a stronger, combined Canadian company

Slide Notes & Advisories

Slide Notes
Slide 2
1. Based on latest announced dividend annualized. Calculated as of 28-Sept-2018.
2. Free cash flow (“FCF”), as referred to throughout this presentation, is a non-GAAP measure. Please see Advisories for further details.
3. Funds from operations (“FFO”), as referred to throughout this presentation, is a non-GAAP measure. Please see Advisories for further details.
Slide 3
1. Enterprise value defined as equity value plus MEG’s total debt minus MEG’s cash and cash equivalents, as of 30-June-2018. Equity value defined as the number of diluted shares as of 30-June-2018 calculated using the treasury stock method multiplied by the offer price. Total debt converted using the spot exchange rate of 0.7725 as of 28-Sept-2018. Enterprise value and net debt, as referred to throughout this presentation, are non-GAAP measures. Please see Advisories for further details.
2. Source: Bloomberg. Based on shares traded only on the TSX.
Slide 4
1. Source: MEG corporate disclosure.
2. Source: geoSCOUT as of 12-Sept-2018.
Slide 5
1. Source: Bloomberg. All returns calculated in Canadian dollars, other than commodity price returns, which are calculated in US dollars. Assumes reinvestment of dividends.
Slide 6
1. Market capitalization defined as the number of diluted shares as of 30-June-2018 multiplied by the share price as of 28-Sept-2018.
2. Source: MEG corporate disclosure.
3. Net debt to EBITDA, as referred to throughout this presentation, is a non-GAAP measure. Please see Advisories for further details.
4. Net finance expense includes net interest expense, accretion on provisions, unrealized gain/loss on derivative financial liabilities and realized gain/loss on interest rate swaps. Per barrel costs are calculated based on sales volume.
Slide 7
1. Source: MEG corporate disclosure.
Slide 8
1. Source: MEG corporate disclosure.
2. Earnings break-even, as referred to throughout this presentation, is shown for 2019. Please see Advisories for further details.
Slide 9
1. Accretion for 2020 shown. Based on strip pricing, WTI of $66 US/bbl and WTI/WCS differential of $25 US/bbl. Inclusive of full run rate synergies.
Slide 10
1. Source: GMP FirstEnergy and company disclosures.
2. Sustaining capital, as referred to throughout this is presentation, is a non-GAAP measure. Please see Advisories for further details.
3. Operating netback is a non-GAAP measure. Please see Advisories for further details.
Slide 11
1. Production figures shown for 2019F.
2. Assumes MEG 1H 2018 operating costs per barrel achievable in 2019.
Slide 12
1. Assumes a blend ratio for MEG of 1.45 barrel of blend for each barrel of bitumen.
Slide 14
1. Net debt to FFO, as referred to throughout this presentation, is a non-GAAP measure. Please see Advisories for further details.

Legal Advisories
NO OFFER OR SOLICITATION
This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.
NOTICE TO U.S. HOLDERS OF MEG SHARES
The Company intends to make the offer and sale of the Company’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.
The Company is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.
Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.
A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Legal Advisories
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.
FORWARD-LOOKING STATEMENTS
Certain statements in this presentation are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this presentation are forward-looking and not historical facts.
Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this presentation include, but are not limited to, references to: the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG, including, but not limited to, forecast net debt to FFO in 2019, estimated synergies, accretion to the Company’s FFO and FCF per share, upstream production in 2019, and earnings break-even; the expected timing of completion of the transaction; the expected timing of formally launching the bid; future dividend payments; the expected percentage of the Company’s shares that MEG shareholders will own at closing; MEG’s year end net debt to EBITDA; and the Company’s forecasts for upstream production, FFO, net debt to FFO and earnings break-even.
Although the Company believes that the expectations reflected by the forward-looking statements presented in this presentation are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.
Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.
The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Legal Advisories
New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.
NON-GAAP MEASURES
This presentation contains references to the terms “enterprise value”, “net debt”, “net debt to EBITDA”, “free cash flow”, “funds from operations”, “sustaining capital”, “net debt to funds from operations” and “operating netback”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity. There are no comparable measures to operating netback in accordance with IFRS.
Enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares and preferred shares at a specific date, adding total debt and subtracting cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of a company and as an input to calculate financial ratios.
Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate financial strength.
Net debt to EBITDA is a non-GAAP measure that equals net debt divided by EBITDA. EBITDA equals net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net debt to EBITDA is considered to be a useful measure in assisting management and investors to evaluate a company’s financial strength.
Free cash flow or “FCF” is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.
Funds from operations or “FFO” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Legal Advisories
Net debt to funds from operations or “net debt to FFO” is a non-GAAP measure that equals net debt divided by FFO. Net debt to FFO is considered to be a useful measure in assisting management and investors to evaluate financial strength.
Sustaining capital is a non-GAAP measure that represents the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie-in wells to existing infrastructure. Sustaining capital does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.
Operating netback is a common non-GAAP measure used in the oil and gas industry. This measure assists management and investors to evaluate the specific operating performance by product at the oil and gas lease level. Operating netback is calculated as realized price less royalties, operating costs and transportation costs on a per unit basis.
DISCLOSURE OF OIL AND GAS INFORMATION
Unless otherwise indicated: (i) projected and historical production volumes provided represent the Company’s working interest share before royalties; and (ii) historical production volumes provided are for the year ended December 31, 2017.
The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.
The Company uses the term “steam-oil ratio” in this presentation. Steam-oil ratio or SOR measures the average volume of steam that is required to produce a barrel of oil. This measure does not have a standardized meaning and should not be used to make comparisons to similar measures presented by other issuers.
The Company uses the term “earnings break-even” in this presentation. Earnings break-even reflects the estimated WTI oil price per barrel priced in US dollars required in order to generate a net income of $0 Cdn in the 12-month period ending December 31 of the indicated year. This estimate is based on holding several variables constant throughout the applicable 12-month period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Earnings break-even is used to assess the impact of changes in WTI oil prices on the net earnings of the Offeror and could impact future investment decisions. Earnings break-even does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers. Actual results may differ materially.
All currency is expressed in this presentation in Canadian dollars unless otherwise indicated.

Exhibit 4

[Posting on Husky Energy Inc. website]

Our proposal is in the best interests of Husky and MEG shareholders, employees and stakeholders: immediate 44 percent premium for MEG shareholders, participation in Husky’s dividend and a stronger balance sheet enabling more free cash flow.

Our Offer

Husky has announced a proposal to acquire all of the outstanding shares of MEG Energy for implied total equity consideration of approximately $3.3 billion. This proposal values MEG at an implied total enterprise value of approximately $6.4 billion, including the assumption of approximately $3.1 billion of net debt.

Under the terms of Husky’s proposal, each MEG shareholder will have the option to elect to receive consideration per MEG share of $11 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1.0 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The share exchange ratio has been calculated based on Husky’s closing share price of $22.68 as of September 28, 2018, the last trading day prior to this proposal, implying a mix of $3.21 in cash plus 0.344 of a Husky share per MEG share on a fully pro-rated basis.

Husky’s proposal delivers an immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date.

Together Husky and MEG will create a stronger Canadian energy company, headquartered in Calgary, Alberta. The transaction will be accretive to Husky’s free cash flow, funds from operations, earnings and production on a per share basis.

Read the News Release

Advisories

News

Presentation & Call

Letter to the MEG Board

Contact

“Read the News Release” link leads you to the Press Release listed as Exhibit 1 to this 425 filing.

“Advisories” link leads you to the below:

LEGAL ADVISORIES

NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of Husky Energy Inc. (the “Company”) will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company intends to make the offer and sale of the Company’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to the anticipated financial and operational benefits of the Company’s proposal.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This document contains references to the terms “total enterprise value”, “net debt”, “free cash flow” and “funds from operations”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity.

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares and preferred shares at a specific date, adding total debt and subtracting cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios.

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate financial strength.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

All currency is expressed in this document in Canadian dollars unless otherwise indicated.

“News” link leads you to the Press Release listed as Exhibit 1 to this 425 filing.

“Presentation & Call” link leads you to presentation and slides listed as Exhibit 3 to this 425 filing.

“Letter to the MEG Board” link leads you to letter listed as Exhibit 2 to this 425 filing.

“Contact” link leads you to the below:

Better Together

Husky Investor Relations (1-855-527-5005) email Investor Relations	Mel Duvall, Senior Manager, Media & Issues 403-513-7602

Information Agent for the Offer

D.F. King

North America: 1-800-761-6707

Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133

Email: inquiries@dfking.com